SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Routine announcements in the period from
2 April to 27 May 2014

DATE	DETAIL

07 May 2014	Directors Interests- Share Incentive Plan-monthly update

01 May 2014	Voting rights and capital update

17 April 2014	Directors Interests- SAYE Exercise

08 April 2014	Directors Interests- Share Incentive Plan-monthly update

Note: During the period a ‘same day’ Form 6-K was issued in respect of the following National Grid plc announcement:

15 May 2014: Board Change
15 May 2014: Full year results 2013/14